October 6, 2006

Eitan Gertel
Chief Executive Officer
Optium Corporation
500 Horizon Drive, Suite 505
Chalfont, Pennsylvania 18914

      Re: Optium Corporation
              Amendment No. 2 to Registration Statement on Form S-1
              Filed September 28, 2006
              Registration No. 333-135472

Dear Mr. Gertel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please submit on EDGAR your letter to us dated September 11, 2006.

2. We note your response to our prior comment 1. It does not appear you have provided us with independent and objective support for the basis of your belief that you are a *leading* supplier of high performance optical subsystems for use in cable TV network systems. Without such support, it would appear inappropriate to make such claim in your prospectus. Please advise or revise.

3.   In addition, the conclusions you have reached regarding your status as a leading
        supplier of optical subsystems for use in telecommunications systems, including
        the dollar figures and percentages cited in your response letter, are not readily
        apparent from the supplemental information you have provided in Exhibit A.
        Please supplement this information to support your conclusions.

Legal Proceedings, page 59

4.   We note your disclosure regarding the JDS Uniphase and Emcore complaint.
        Disclose the relief sought. Please also tell us in your response letter what
        percentage of your revenue and gross profit is contributed by sales of the 1550 nm
        HFC externally modulated transmitter and/or products of which the transmitter is
        a component.

Management, page 60

5.   Provide succinct descriptions of each individual's business experience for the last
        five years, leaving no ambiguities or gaps of time. For example, please clarify
        the month and year during which Mr. Barbookles' term as Chairman and Chief
        Executive Officer of Nova Analytics Corporation and Nova Technologies
        Corporation commenced.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any registration
statement for further review before submitting a request for acceleration. Please provide
this request at least two business days in advance of the requested effective date.

You may contact Kevin Vaughn at (202) 551-3643 or Martin James at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry J. Hindin
Special Counsel

cc (via fax): John J. Egan III, Esq.
John B. Steele, Esq.